Exhibit 99
Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

PRESS RELEASE

INTIER ANNOUNCES 2003 SECOND QUARTER AND YEAR TO DATE RESULTS

Tuesday, August 5, 2003, Newmarket, Ontario, Canada       Intier Automotive Inc. (TSX: IAI.A, NASDAQ: IAIA) today reported financial results for the second quarter ended June 30, 2003. Sales were $1,132 million for the second quarter ended 2003 up 14% as compared to $996 million for the second quarter ended June 30, 2002. Diluted earnings per share for the second quarter ended June 30, 2003 were $0.36 as compared to diluted earnings per share of $0.46 for the second quarter ended June 30, 2002.

All results are reported in millions of U.S. dollars, except earnings per share figures, in accordance with Canadian Generally Accepted Accounting Principles.
	THREE MONTH PERIODS ENDED JUNE 30,		SIX MONTH PERIODS ENDED JUNE 30,
	(Unaudited)		(Unaudited)

	2003	2002	2003	2002

Sales	$1,132.2	$996.4	$2,163.8	$1,875.3
Operating income	$40.0	$51.3	$70.1	$79.8
Net income	$19.7	$26.4	$33.5	$39.4
Diluted earnings per share	$0.36	$0.46	$0.63	$0.71

Sales increased $135.8 million to $1,132.2 million for the three month period ended June 30, 2003. Approximately $100 million, or 74%, of this increase is due to the positive impact of foreign exchange translation related to the strengthening Canadian dollar, euro and British Pound relative to the U.S. dollar.

North American production sales grew to $637.2 million in the second quarter of 2003 compared to $ 612.6 million in the second quarter of 2002 as a result of the positive impact of higher North American average dollar content per vehicle and the strengthening of the Canadian dollar, offset by lower production volumes. North American light vehicle production volumes decreased approximately 9% to 4.2 million units for the three month period ended June 30, 2003 as compared to 4.6 million units for the three month period ended June 30, 2002. North American average dollar content per vehicle increased to $153 for the second quarter of 2003 compared to $134 for the second quarter of 2002. New products that contributed to this increase included the Company's complete seats for the Chrysler Pacifica launched during the first quarter of 2003, and the complete seats and overhead system for the Saturn ION launched in the second half of 2002.

Western European production sales increased to $394.7 million for the second quarter of 2003 compared to $302.4 million for the second quarter of 2002 as a result of growth in the Western European average dollar content per vehicle and the positive impact related to the strengthening of the euro and British Pound. Western European vehicle production volumes remained relatively flat at approximately 4.3 million units for the three month periods ended June 30, 2003 and 2002. Western European average dollar content per vehicle increased to $91 for the second quarter of 2003 compared to $71 for the second quarter of 2002. New products that contributed to this increase included the instrument panel, console and door panels for the new Jaguar XJ Series, door panels for the Toyota Avensis and cockpit module for the Nissan Micra.

Consolidated tooling and engineering sales for the three month period ended June 30, 2003 increased by 23% to $100.3 from $81.4 million for the three month period ended June 30, 2002.

Operating income for the second quarter of 2003 declined to $40.0 million compared to $51.3 million for the second quarter of 2002. The lower operating income was primarily attributable to lower North American vehicle production volumes, customer price reductions, unfavourable product mix, start up costs at new facilities, operating inefficiencies at one of the Company's North American divisions, the adverse impact of the strengthening euro on operating losses at certain European operations, higher selling, general and administrative costs associated with the increase in sales and higher depreciation and amortization expense.

Cash generated from operations before changes in working capital during the second quarter of fiscal 2003 was $55.8 million. Cash invested in working capital of $50.0 million resulted in cash from operating activities of $5.8 million. Investment activities during the second quarter of 2003 were $35.2 million resulting in a net use of cash before financing activities of $29.4 million for the quarter.

Diluted earnings per share was $0.36 for the three month period ended June 30, 2003, compared to diluted earnings per share of $0.46 for the three month period ended June 30, 2002.

Commenting on the second quarter results, Don Walker, the Company's President and Chief Executive Officer, stated "We are pleased with our continued sales growth and are currently launching many new programs, the benefits of which will be seen starting in the fourth quarter ".

Intier Automotive's Board of Directors declared a dividend in respect of the second quarter of 2003 of US$0.10 per share on the Class A Subordinate Voting and Class B Shares payable on or after September 15, 2003 to shareholders of record on August 29, 2003. The Board also declared a dividend of US$2,812,500 on the outstanding Convertible Series 1 and 2 Preferred Shares payable on or after September 30, 2003 to holders of the Convertible Series Preferred Shares of record on August 29, 2003.

2003 OUTLOOK

For the full year, North American light vehicle production volumes are expected to decrease to approximately 15.9 million units from 16.3 million units in 2002. Western Europe production volumes are expected to decline to approximately 16.0 million units compared to 16.3 million units in 2002. Full year average content per vehicle is expected to increase by 18% to 20% in North America and by 23% to 25% in Western Europe for the full year 2003 compared to 2002. Average content per vehicle growths in the third quarter are expected to be below these ranges. Based on these production volume estimates, product mix and foreign exchange rate assumptions and tooling and engineering sales estimates, 2003 total sales are expected to be between $4.45 billion and $4.5 billion.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 22,500 employees at 67 manufacturing facilities, and 17 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

Intier will hold a conference call to discuss the second quarter results and other developments on Wednesday, August 6, 2003 at 11:00 a.m. EST (Toronto Time). The number to use for this call is 1-800-291-5032. Overseas callers should use 416-641-6707. Please call in 10 minutes prior to the conference call. For anyone unable to listen to the scheduled call, the rebroadcast number will be 1-800-558-5253 and 416-626-4100 (reservation number is 21155478). The conference call will be chaired by Don Walker, President and Chief Executive Officer and Michael McCarthy, Executive Vice-President and Chief Financial Officer.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 830-5824. For teleconferencing questions, please call Karen Lesey at Intier at (905) 898-5200 Ext. 7042.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)	As at June 30, 2003	As at December 31, 2002

	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$251.4	$241.3
Accounts receivable	679.6	579.9
Inventories	344.2	261.7
Prepaid expenses and other	33.4	27.8
Income taxes receivable	1.4	5.5

	1,310.0	1,116.2

Fixed assets, net	518.8	478.1

Goodwill	110.1	100.7

Future tax assets	73.4	75.5

Other assets	14.6	11.3

	$2,026.9	$1,781.8

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$25.5	$48.6
Accounts payable	823.2	658.0
Accrued salaries and wages	65.8	74.3
Other accrued liabilities	79.7	50.2
Long-term debt due within one year	4.0	4.2
Series 1 Convertible Series Preferred Shares (note 9)	109.2	-

	1,107.4	835.3

Long-term debt	32.9	31.8

Other long-term liabilities	29.9	25.6

Convertible Series Preferred Shares (note 9)	103.1	206.2

Future tax liabilities	38.3	38.0

Minority interest	1.2	0.9

Shareholders' equity:
Convertible Series Preferred Shares (note 6)	17.0	22.0
Class A Subordinate Voting Shares (note 6)	78.3	71.8
Class B Shares (note 6)	495.8	495.8
Retained earnings	42.7	17.2
Currency translation adjustment	80.3	37.2

	714.1	644.0

	$2,026.9	$1,781.8

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

(U.S. dollars in millions, except per share figures and numbers of shares)

	Three month periods ended June 30,		Six month periods ended June 30,

	2003	2002	2003	2002

	(Unaudited)		(Unaudited)
Sales	$1,132.2	$996.4	$2,163.8	$1,875.3

Cost of goods sold	993.2	857.8	1,901.1	1,629.2
Depreciation and amortization	24.2	20.9	47.6	41.6
Selling, general and administrative	57.2	50.8	111.6	95.6
Affiliation and social fees	17.6	15.6	33.4	29.1

Operating income	40.0	51.3	70.1	79.8
Interest expense, net	0.4	0.3	0.7	0.6
Amortization of discount on Convertible Series Preferred Shares	3.0	2.9	6.0	5.7
Equity loss (income)	0.1	0.1	(0.2)	-

Income before income taxes and minority interest	36.5	48.0	63.6	73.5
Income taxes	16.5	21.9	29.7	34.5
Minority interest	0.3	(0.3)	0.4	(0.4)

Net income	$19.7	$26.4	$33.5	$39.4

Financing charge on Convertible Series Preferred Shares	0.2	0.3	0.6	0.8

Net income attributable to Class A Subordinate Voting and Class B Shares	19.5	26.1	32.9	38.6
Retained earnings (deficit), beginning of period	28.2	(9.7)	17.2	15.9
Adjustment for change in accounting policy for goodwill (note 4)	-	-	-	(35.7)
Dividends on Class A Subordinate Voting and Class B Shares	(5.0)	(2.4)	(7.4)	(4.8)

Retained earnings, end of period	$42.7	$14.0	$42.7	$14.0

Earnings per Class A Subordinate Voting or Class B Share (note 7)
Basic	$0.40	$0.54	$0.68	$0.80
Diluted	$0.36	$0.46	$0.63	$0.71
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 7)
Basic	48.4	48.2	48.3	48.2
Diluted	63.3	63.9	63.2	63.8

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Three month periods ended June 30,		Six month periods ended June 30,

	2003	2002	2003	2002

		(Unaudited)	(Unaudited)
Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$19.7	$26.4	$33.5	$39.4
Items not involving current cash flows	36.1	32.2	68.5	61.0

	55.8	58.6	102.0	100.4
Change in non-cash working capital	(50.0)	86.3	(3.4)	88.8

	5.8	144.9	98.6	189.2

INVESTMENT ACTIVITIES
Fixed asset additions	(33.2)	(28.3)	(57.1)	(52.8)
Increase in investments and other assets	(2.0)	(0.4)	(5.1)	(0.7)
Proceeds from disposition of fixed assets	-	0.8	0.1	2.5

	(35.2)	(27.9)	(62.1)	(51.0)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness	(30.7)	15.9	(26.9)	7.5
(Repayments) issues of long-term debt and other long-term liabilities	(2.5)	(0.6)	(3.5)	0.4
Issue of Class A Subordinate Voting Shares (note 6)	6.5	-	6.5	-
Dividends on Class A Subordinate Voting and Class B Shares	(5.0)	(2.4)	(7.4)	(4.8)
Dividends on Convertible Series Preferred Shares	(2.8)	-	(5.6)	(2.8)

	(34.5)	12.9	(36.9)	0.3

Effect of exchange rate changes on cash and cash equivalents	9.0	6.2	10.5	5.6

Net (decrease) increase in cash and cash equivalents during the period	(54.9)	136.1	10.1	144.1
Cash and cash equivalents, beginning of period	306.3	85.1	241.3	77.1

Cash and cash equivalents, end of period	$251.4	$221.2	$251.4	$221.2

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares)

(All amounts as at June 30, 2003 and for the three and six month periods ended June 30, 2003 and 2002 are unaudited).
1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2002 annual consolidated financial statements included in the Company's 2002 Annual Report to shareholders.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements as included in the Company's 2002 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company at June 30, 2003, and the results of operations and cash flows for the three and six month periods ended June 30, 2003 and 2002.

2.	CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automobile industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

3.	USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4.	CHANGE IN ACCOUNTING POLICY FOR GOODWILL

In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants for goodwill. Upon initial adoption of these recommendations, the Company recorded a goodwill writedown of $35.7 million, of which $27.6 million, $5.6 million and $2.5 million related to reporting units in the Interiors Europe, Closures Europe and Interiors North America reporting segments, respectively. The total goodwill writedown was charged against January 1, 2002 opening retained earnings.

5.	CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report.

In February 2003, the CICA issued Accounting Guideline No. 14, Disclosure of Guarantees ("AcG-14"). Consistent with AcG-14, the Company has provided disclosure about guarantees as required for interim periods beginning on or after January 1, 2003.

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees are not individually or in aggregate significant.

6.	CAPITAL STOCK
Class and Series of Outstanding Securities

For details concerning the nature of the Company's securities, please refer to Note 13 "Convertible Series Preferred Shares" and note 14 "Capital Stock" in the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued

Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	2,250,000	2,250,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares (i)	Unlimited	5,951,606
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

(i)

Class A Subordinate Voting Shares increased by $6.5 million in the three month period ended June 30, 2003, representing 470,415 shares issued to fund the Company's Employee Equity Participation and Profit Participation Program.

Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at June 30, 2003 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at June 30, 2003	5,951,606
Class B Shares outstanding as at June 30, 2003	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,095,000
Convertible Series Preferred Shares, convertible at $15.09 per share	14,910,537

66,709,081

The number of shares reserved to be issued for stock options is 5,995,000 Class A Subordinate Voting Shares of which 2,900,000 are reserved but unoptioned at June 30, 2003. The total number of shares issued from exercised stock options, from the inception date of the plan, is 5,000. The total number of options to purchase Class A Subordinate Voting Shares that have been cancelled, from the inception of the plan, is 131,000. The total number of options to purchase Class A Subordinate Voting Shares that have expired, from the inception of the plan, is 4,000.

7.	EARNINGS PER SHARE
The following table summarizes the calculation of earnings per share for the three and six month periods ended June 30, 2003 and 2002.

	Three month periods ended June 30,		Six month periods ended June 30,

	2003	2002	2003	2002

Basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$19.5	$26.1	$32.9	$38.6

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.4	48.2	48.3	48.2

Basic earnings per Class A Subordinate Voting or Class B Share	$0.40	$0.54	$0.68	$0.80

Diluted earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$19.5	$26.1	$32.9	$38.6

Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	3.0	2.9	6.0	5.7
Financing charge on Convertible Series Preferred Shares	0.2	0.3	0.6	0.8

	$22.7	$29.3	$39.5	$45.1

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.4	48.2	48.3	48.2
Convertible Series Preferred Shares	14.9	14.9	14.9	14.9
Stock options	-	0.8	-	0.7

	63.3	63.9	63.2	63.8

Diluted earnings per Class A Subordinate Voting or Class B Share	$0.36	$0.46	$0.63	$0.71

For the three and six month periods ending June 30, 2003, diluted earnings per Class A Subordinate Voting or Class B Share exclude the 3.095 million Class A Subordinate Voting Shares issuable under the Company's Incentive Stock Option Plan as such options were not in the money during the periods.

8.	STOCK-BASED COMPENSATION
(a)

Information concerning the Company's Incentive Stock Option Plan is included in note 14 "Capital Stock" of the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report. The following is a continuity schedule of options outstanding:

Canadian dollar options

	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2002	1,720,000	Cdn.$	21.92	641,000
Cancelled	(10,000)	Cdn.$	21.00	(4,000)

Outstanding at June 30, 2003	1,710,000	Cdn.$	21.92	637,000

U.S. dollar options

	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2002	1,435,000	U.S.$	14.38	587,000
Cancelled	(20,000)	U.S.$	13.70	(8,000)
Cancelled	(30,000)	U.S.$	16.40	(6,000)

Outstanding at June 30, 2003	1,385,000	U.S.$	14.35	573,000

(b)

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is required to disclose compensation expense for fixed stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three month periods ended June 30,		Six month periods ended June 30,

	2003	2002	2003	2002

Risk free interest rate	-	4.74%	-	4.74% -
				5.27%
Expected dividend yield	-	1.20%	-	1.20%
Expected volatility	-	26%	-	26%
Expected time until exercise	-	5 years	-	5 years

For the three and six month periods ending June 30, 2003 no options were granted under the Company's Incentive Stock Option Plan.

The Black-Scholes options valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three and six month periods ended June 30, 2003 and 2002 would have been:

	Three month periods ended June 30,		Six month periods ended June 30,

	2003	2002	2003	2002

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$19.5	$26.1	$32.8	$38.5

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$0.40	$0.54	$0.68	$0.80
Diluted	$0.36	$0.46	$0.62	$0.71

The weighted average fair value of options granted subsequent to January 1, 2002 and outstanding during the three and six month periods ending June 30, 2003 was $5.62 per option, respectively. The weighted average fair value of the 10,000 options granted during the three month period ending June 30, 2002 was $5.34 per option and the weighted average fair value of the 70,000 options granted during the six month period ending June 30, 2002 was $4.62 per option.

9.	CONVERTIBLE SERIES PREFERRED SHARES

The liability amount for Series 1 Convertible Series Preferred Shares are presented as current liabilities. The Series 1 Convertible Series Preferred Shares are retractable by Magna International Inc. (Magna) at their carrying value of $112.5 million, together with all declared and unpaid dividends, after December 31, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

The liability amounts for Series 2 Convertible Series Preferred Shares are presented as long-term liabilities, as they are not retractable by Magna until after December 31, 2004. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

The Series 1 and 2 Convertible Series Preferred Shares are redeemable by the Company commencing December 31, 2005.

10.	SEGMENTED INFORMATION
The Company's segmented results of operations are as follows:

	Three month period ended June 30, 2003			Three month period ended June 30, 2002

	Total Sales	Operating income	Fixed assets, net	Total Sales	Operating income	Fixed assets, net

Interior Systems
North America	$473.4	$22.9	$242.6	$474.7	$36.9	$205.6
Europe	405.1	(0.4)	169.5	301.3	4.5	163.0

Closures Systems	255.0	17.1	105.9	220.7	10.8	89.2

Corporate, other and intersegment eliminations	(1.3)	0.4	0.8	(0.3)	(0.9)	0.1

Total reportable segments	$1,132.2	$40.0	518.8	$996.4	$51.3	457.9
Current assets			1,310.0			1,084.7
Goodwill, future tax and other assets			198.1			204.4

Consolidated total assets			$2,026.9			$1,747.0

	Six month period ended June 30, 2003			Six month period ended June 30, 2002

	Total Sales	Operating income	Fixed assets, net	Total Sales	Operating income	Fixed assets, net

Interior Systems
North America	$901.1	$35.5	$242.6	$898.6	$60.4	$205.6
Europe	772.9	2.3	169.5	565.9	5.0	163.0

Closures Systems	491.9	31.7	105.9	411.5	17.7	89.2

Corporate, other and intersegment eliminations	(2.1)	0.6	0.8	(0.7)	(3.3)	0.1

Total reportable segments	$2,163.8	$70.1	518.8	$1,875.3	$79.8	457.9
Current assets			1,310.0			1,084.7
Goodwill, future tax and other assets			198.1			204.4

Consolidated total assets			$2,026.9			$1,747.0

Effective January 2003, the Company's Closures operations underwent an organizational structure change, effectively changing management's reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Consistent with these changes in the Company's business operations, the Closures segment, beginning January 2003 is reported on a global basis. All comparative period amounts have been restated to conform to the current period presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2003

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") for the three and six month periods ended June 30, 2003 should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements for the three and six month periods ended June 30, 2003 and the audited Consolidated Financial Statements and MD&A of Intier Automotive Inc. (the "Company") for the year ended December 31, 2002, as included in the 2002 Annual Report. All amounts in this MD&A are in U.S. dollars unless otherwise noted.

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including closure modules that focus on system integration activities for door, midgate and tailgate modules and closure mechanisms including latching systems, glass moving systems, power systems and wiper systems. The Company directly supplies most of the major automobile manufacturers in the world.

The Company's operations consist of two business segments, Interiors and Closures, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers. Effective January 2003, the Company's Closures operations underwent an organizational structure change, effectively changing management's reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Consistent with these changes in the Company's business operations, the Closures segment, beginning January 2003 is reported on a global basis. As a result, the Company has presented the Closures business as one reportable business segment to reflect the new global approach for segment wide growth. The Company's Interiors segment continues to be segregated between North America and Europe. For the three month period ended June 30, 2003, the Company's Interiors segment accounted for approximately 78% and 56% of the Company's consolidated sales and operating income, and the Company's Closures segment accounted for approximately 22% and 43% of the Company's consolidated sales and operating income. Corporate income increased the Company's consolidated operating income for the three month period ended June 30, 2003 by approximately 1%.

The following are some of the highlights of the second quarter of 2003:
•

Total sales increased 14% to $1,132 million compared to $996 million for the second quarter of 2002. Approximately $100 million, or 74%, of this increase is due to the positive impact of foreign exchange translation related to the strengthening Canadian dollar, euro and British Pound relative to the U.S. dollar.

•

North American light vehicle production was approximately 4.2 million units, representing a 9% decrease from the second quarter of 2002. Western European vehicle production remained relatively flat at approximately 4.3 million units;

•

Average content per vehicle continued to increase in both North America and Europe due to increased market penetration and the positive impact of foreign exchange translation on sales due to the weakening of the U.S. dollar relative to the euro, British Pound and Canadian dollar. The increased market penetration was due to new products launched during the first half of 2003 including significant programs such as the complete seats for the new Chrysler Pacifica in North America and new products launched in the second half of 2002 including the complete seats and overhead system for the Saturn ION in North America and the instrument panel and door panels for the Jaguar XJ Series, the door panels for the Toyota Avensis and the cockpit module for the Nissan Micra in Europe;

•	Operating income was $40.0 million compared to $51.3 million in the second quarter of 2002; and
•

The OEMs in both North America and Europe continue to offer various price and financing incentives to their customers. As a result, the Company's pricing to its OEM customers has been under pressure resulting in higher price reductions in the second quarter of 2003 compared to the second quarter of the prior year.

2003 OUTLOOK

For the full year, North American light vehicle production volumes are expected to decrease to approximately 15.9 million units from 16.3 million units in 2002. Western Europe production volumes are expected to decline to approximately 16.0 million units compared to 16.3 million units in 2002. Full year average content per vehicle is expected to increase by 18% to 20% in North America and by 23% to 25% in Western Europe for the full year 2003 compared to 2002. Average content per vehicle growths in the third quarter are expected to be below these ranges. Based on these production volume estimates, product mix and foreign exchange rate assumptions and tooling and engineering sales estimates, 2003 total sales are expected to be between $4.45 billion and $4.5 billion.

Industry Risks and Trends

The following is a summary of some of the more significant risks and trends in the automotive industry that could affect the Company's financial results:
•	An economic downturn could reduce or eliminate the Company's profitability;
•	Increasing price reduction pressures from the Customer could reduce profit margins;
•	The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers;
•	Shift in market share among vehicles could have an adverse effect on the Company's sales and profit margins;
•	The Company's profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British Pound, the euro and other currencies in which the Company generates revenues;
•

The Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and increased labour redundancies, employee benefit and severance costs in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, as well as certain other risks associated with doing business abroad, all of which would adversely impact profit in the short term; and

•

The Company's customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The Company is also subject to the risk of exposure to product liability claims in the event that the failure of the Company's products results in bodily injury and/or property damage.

RESULTS OF OPERATIONS

Impact of Foreign Currency Translation - Average Foreign Exchange Rates

	Three month periods ended June 30,			Six month periods ended June 30,

	2003	2002	Change	2003	2002	Change

1 Canadian dollar equals U.S. dollars	0.7171	0.6441	11%	0.6895	0.6357	9%
1 euro equals U.S. dollars	1.1391	0.9211	24%	1.1059	0.8991	23%
1 British Pound equals U.S. dollars	1.6208	1.4629	11%	1.6114	1.4448	12%

The Company's results are directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. As a result of the significant strengthening in the functional currencies noted above, sales and operating income have increased by approximately $100 million and $1.9 million respectively from the second quarter of 2002. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Three Month Periods Ended June 30, 2003 and 2002

Sales (in millions, except average dollar content per vehicle)

	Three month periods ended June 30,

	2003	2002
Vehicle production volumes
North America	4.2	4.6
Europe	4.3	4.3

Average dollar content per vehicle
North America	$153	$134
Europe	$91	$71

Production sales - Interior Systems
North America	$443.7	$438.1
Europe	349.6	266.1
Production sales - Closures Systems	238.6	210.8

	1,031.9	915.0

Tooling and engineering sales	100.3	81.4

Total sales	$1,132.2	$996.4

Production Sales - Interior Systems:

North America:  North American production sales for the Interiors business increased 1% to $443.7 million for the second quarter of 2003 compared to $438.1 million for the second quarter of 2002. This growth was primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar and the increase in average dollar content per vehicle from the second quarter of 2002. The increase in average dollar content per vehicle was attributable to new product launches including the complete seats for the Chrysler Pacifica in the first quarter of 2003 and the complete seats and overhead system for the Saturn ION in the second half of 2002. These increases were offset by a 9% decrease in North American light vehicle production volumes, including lower vehicle volumes on certain of the Company's high content programs and by customer price reductions.

Europe:  European production sales for the Interiors business increased 31% to $349.6 million for the second quarter of 2003 compared to $266.1 million for the second quarter of 2002. This growth was primarily attributable to the strengthening of the euro and British Pound relative to the U.S. dollar and to the increased average dollar content per vehicle as a result of new products launched in the second half of 2002 including the instrument panel, console and door panels for the new Jaguar XJ Series, door panels for the Toyota Avensis and the cockpit module for the Nissan Micra. These increases were partially offset by the impact of the June 2003 labour strikes in eastern Germany.

Production Sales - Closure Systems:

Production sales for the Closures business increased 13% to $238.6 million for the second quarter of 2003 from $210.8 million for the second quarter of 2002. This growth was primarily due to the strengthening of the Canadian dollar and euro relative to the U.S. dollar, and an increase in average dollar content per vehicle from the second quarter of 2002 as a result of the new window regulator business that commenced production in the second half of 2002 and other new products launched in 2002. These increases were partially offset by a 9% decrease in North American vehicle production volumes including lower volumes on certain of the Company's high content programs and by customer price reductions.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales increased 23% to $100.3 million from $81.4 million for the second quarter of 2003. Tooling and engineering sales increased by $12.7 million to $83.8 million in the Interiors business and increased by $6.2 million to $16.5 million in the Closures business for the second quarter of 2003 compared to the second quarter of 2002.

Gross Margin

	Three month periods ended June 30,

	2003	2002

Gross margin	$139.0	$138.6

Gross margin as a percentage of total sales	12.3%	13.9%

Gross margin as a percentage of sales decreased from 13.9% to 12.3% as a result of lower vehicle production volumes on certain of the Company's high content programs, customer price reductions, costs associated with the closure of one of the Company's divisions, the impact of the labour strikes in eastern Germany in June 2003, operating inefficiencies at one of the Company's North American facilities, increased start up costs for new facilities launching new products in the second half of 2003 and higher tooling sales. These decreases have been partially offset by new product launches during the first quarter of 2003.

Operating Income

	Three month periods ended June 30,

	2003	2002

Gross margin	$139.0	$138.6
Less:
Depreciation and amortization	24.2	20.9
Selling, general and administrative	57.2	50.8
Affiliation and social fees	17.6	15.6

Operating income	$40.0	$51.3

Depreciation and amortization as a percentage of total sales	2.1%	2.1%

Selling, general and administrative expenses as a percentage of total sales	5.1%	5.1%

Depreciation and amortization:  Depreciation and amortization expense increased by $3.3 million to $24.2 million for the second quarter of 2003 from $20.9 million for the second quarter of 2002. This was attributable to additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new production programs and facilities, and the strengthening of the Canadian dollar, euro, and British Pound relative to the U.S. dollar, which had the effect of increasing U.S. dollar reported depreciation and amortization expense in the second quarter of 2003 compared to the second quarter of 2002. This was partially offset by lower depreciation expense in the second quarter of 2003 compared to the second quarter of 2002 as a result of the impairment loss on long-lived assets recognized in the fourth quarter of 2002.

Selling, general and administrative:  Selling, general and administrative ("SG&A") costs increased by $6.4 million to $57.2 million for the second quarter of 2003 from $50.8 million for the second quarter of 2002. This increase is primarily a result of the strengthening of the Canadian dollar, euro and British Pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported SG&A expense, costs associated with start-up facilities in North America and Europe and the incremental costs associated with the increase in production sales. As a percentage of total sales, SG&A remained unchanged at 5.1%.

Affiliation and social fees:  The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to a social commitment agreement with Magna. These fees and social commitment contributions are based on the Company's sales and pretax profits. The fees and contributions to Magna expensed during the second quarter of 2003 were $17.6 million reflecting an increase of $2.0 million compared to $15.6 million expensed in the second quarter of 2002. The increase in fees is reflective of the increase in sales in the second quarter of 2003 compared to the second quarter of 2002.

Operating Income

	Three month periods ended June 30,

	2003	2002

Interior Systems
North America	$22.9	$36.9
Europe	(0.4)	4.5
Closures Systems	17.1	10.8
Corporate	0.4	(0.9)

Operating income	$40.0	$51.3

Operating Income - Interior Systems:

North America:  Operating income for the North American Interiors business decreased by $14.0 million to $22.9 million for the second quarter of 2003 from $36.9 million for the second quarter of 2002. The negative impact was primarily due to a 9% decrease in North American light vehicle production volumes, including lower vehicle volumes on certain of the Company's high content programs, customer price reductions, operating inefficiencies at one of the Company's North American divisions, increased start up costs for new facilities launching new products in the second half of 2003, increased SG&A costs and increased depreciation and amortization expense. These decreases have been partially offset by increased production sales from new product launches and the strengthening of the Canadian dollar relative to the U.S. dollar.

Europe:  Operating income for the European Interiors business decreased by $4.9 million from operating income of $4.5 million for the second quarter of 2002 to operating loss of $0.4 million for the second quarter of 2003. The decrease was attributable to the impact of the labour strikes in eastern Germany in June 2003, closure costs associated with one of the Company's divisions, increased start up costs associated with new product launches, increased depreciation and amortization expense and increased SG&A costs and affiliation fees associated with the increase in sales. In addition, European operating results were negatively impacted by the strengthening of the euro and British Pound relative to the U.S. dollar which magnified operating losses at certain European operations on translation to the Company's U.S. dollar reporting currency. This was partially offset by increased volumes on specific platforms and by the strengthening of the euro and British Pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported operating income.

Operating Income - Closures Systems

Operating income for the Closures business increased by $6.3 million to $17.1 million in the second quarter of 2003 from $10.8 million in the second quarter of 2002. Operating income was positively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar which increased the Company's reported U.S. dollar operating income, increased sales from new product launches and operating improvements at certain European operations. These positive impacts were partially offset by a 9% decrease in North American light vehicle production volumes including lower volumes at certain of the Company's high content programs, customer price reductions, increased SG&A costs and affiliation fees associated with the increase in sales, increased depreciation and amortization expense, and the strengthening of the euro to the U.S. dollar which had the effect of increasing operating losses at certain European operations.

Operating Income - Corporate: Operating income for corporate for the second quarter of 2003 was $0.4 million as compared to an operating loss of $0.9 million for the comparable period in the prior year as a result of the additional corporate costs being charged to the Company's operating segments.

Other Items

	Three month periods ended June 30,

	2003	2002

Operating income	$40.0	$51.3
Interest expense, net	0.4	0.3
Amortization of discount on Convertible Series Preferred Shares	3.0	2.9
Equity loss	0.1	0.1

Income before income taxes and minority interest	36.5	48.0
Income taxes	16.5	21.9
Minority interest	0.3	(0.3)

Net income	19.7	26.4
Financing charge on Convertible Series Preferred Shares	0.2	(0.3)

Net income attributable to Class A Subordinate Voting and Class B Shares	$19.5	$26.1

Interest expense, net:  The Company's interest expense for the second quarter of 2003 increased $0.1 million to $0.4 million compared to $0.3 million for the second quarter of 2002, primarily due to lower interest income earned on cash balances.

Amortization of discount on Convertible Series Preferred Shares:  As part of the reorganization of the Company in August 2001, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $3.0 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during the second quarter of 2003 compared to $2.9 million in the second quarter of 2002.

Income taxes:  The effective tax rate on income before income taxes and minority interest was approximately 45% for the second quarter of 2003 as compared to 46% for the second quarter of and 2002. Absent the impact of the tax losses not benefited and the impact of amortization of the discount on the Convertible Series Preferred Shares, the effective tax rate was approximately 32% for the second quarter of 2003 as compared to 36% for the second quarter of 2002.

Net income:  Net income for the second quarter of 2003 was $19.7 million as compared to $26.4 million for the second quarter of 2002. The decrease was attributable to lower operating income resulting from a 9% reduction in North American light vehicle production volumes including lower vehicle volumes on certain of the Company's high content programs, increased customer price reductions, closure costs associated with one of the Company's European divisions, operating inefficiencies at one of the Company's North American divisions, increased start up costs for new facilities launching new products in the second half of 2003, the impact of the labour strikes in eastern Germany in June 2003, increased depreciation and amortization expense, increased SG&A costs and affiliation fees associated with the increase in sales, and the strengthening of the euro and British Pound relative to the U.S. dollar which had the effect of increasing operating losses at certain European operations. This was partially offset by increased sales from new product launches, operating efficiencies at certain European operations and the strengthening of the Canadian dollar relative to the U.S. dollar which had the effect of increasing U.S. dollar reported operating income.

Financing Charge:  The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $0.2 million for the second quarter of 2003 compared to $0.3 million for second quarter of 2002.

Earnings Per Share

	Three month periods ended June 30,

	2003	2002

Earnings per Class A Subordinate Voting or Class B Share (US $)
Basic	$0.40	$0.54
Diluted	$0.36	$0.46

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	48.4	48.2
Diluted	63.3	63.9

Diluted earnings per Class A Subordinate Voting or Class B Share for the second quarter of 2003 was $0.36 compared to $0.46 for the second quarter of 2002. The decrease in diluted earnings per Class A Subordinate Voting or Class B Share is a result of lower net income for the second quarter of 2003 compared to the second quarter of 2002.

Overview of Six Month Periods Ended June 30, 2003 and 2002

Sales (in millions, except average dollar content per vehicle)

	Six month periods ended June 30,

	2003	2002
Vehicle production volumes
North America	8.3	8.6
Europe	8.6	8.6

Average dollar content per vehicle
North America	$146	$132
Europe	$89	$67

Production sales - Interior Systems
North America	$837.1	$813.3
Europe	680.4	510.8
Production sales - Closures Systems	462.6	387.5

	1,980.1	1,711.6

Tooling and engineering sales	183.7	163.7

Total sales	$2,163.8	$1,875.3

Production Sales - Interior Systems:

North America:  North American production sales for the Interiors business increased 3% to $837.1 million for the first half of 2003 compared to $813.3 million for the first half of 2002. This growth was primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar and the increase in average dollar content per vehicle from the six month period ended June 30, 2002. The increase in average dollar content per vehicle was attributed to new product launches including the complete seats for the Chrysler Pacifica in the first quarter of 2003 and the complete seats and overhead system for the Saturn ION in the second half of 2002. The increases were offset by increased customer price reductions and by a 3% decrease in North American light vehicle production volumes including lower vehicle volumes on certain of the Company's high content programs.

Europe: European production sales for the Interiors business increased 33% to $680.4 million for the first half of 2003 compared to $510.8 million for the first half of 2002. This growth was attributable to the strengthening of the euro and British Pound relative to the U.S. dollar and to the increased average dollar content per vehicle as a result of new product launches in the second half of 2002, including the instrument panel, console and door panels for the new Jaguar XJ series, door panels for the Toyota Avensis and the cockpit module for the Nissan Micra. These increases were partially offset by the impact of the June 2003 labour strikes in eastern Germany.

Production Sales - Closures Systems:

Production sales for the Closures business increased 19% to $462.6 million for the first half of 2003 from $387.5 million for the first half of 2002. The increase in production sales was primarily due to the strengthening of the euro and the Canadian dollar relative to the U.S. dollar and the increase in average dollar content per vehicle from the six month period ended June 30, 2002 as a result of launches of new window regulator business that commenced production in the second half of 2002 and other new product launches in 2002. These increases have been partially offset by a 3% decrease in North American light vehicle production volumes and lower volumes on certain of the Company's high content programs.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the first half of 2003 increased 12% to $183.7 million from $163.7 million for the first half of 2002. Tooling and engineering sales increased by $14.7 million to $154.3 million in Interiors business and increased by $5.3 million to $29.4 million in the Closures business for the first half of 2003.

Operating Income

	Six month periods ended June 30,

	2003	2002

Interior Systems
North America	$35.5	$60.4
Europe	2.3	5.0
Closures Systems	31.7	17.7
Corporate	0.6	(3.3)

Operating Income	$70.1	$79.8

Operating Income - Interiors

North America: Operating income for the North American Interiors business decreased by $24.9 million to $35.5 million for the first half of 2003 from $60.4 million for the first half of 2002. The decrease in operating income was primarily due to a 3% decline in North American light vehicle volumes, including lower vehicle volumes on certain of the Company's high content programs, customer price reductions, operating inefficiencies at one of the Company's North American divisions, increased start up costs for new facilities launching new products in the second half of 2003, increased SG&A costs and increased depreciation and amortization expense. These decreases have been partially offset by increased sales from new product launches and the strengthening of the Canadian dollar relative to the U.S. dollar.

Europe: Operating income for the European Interiors business decreased by $2.7 million from $5.0 million for the first half of 2002 to $2.3 million for the first half of 2003. The decrease is attributable to the impact of the labour strikes in eastern Germany, closure costs associated with one of the Company's divisions, increased start-up costs associated with new product launches and increased SG&A costs and affiliation fees associated with the increase in sales. In addition, European operating income was negatively impacted by the strengthening of the euro and the British Pound relative to the U.S. dollar, magnifying operating losses on translation to the Company's U.S. dollar reporting currency. These increases were partially offset by increased volumes on specific customer platforms and by the strengthening of the euro and British Pound relative to the U.S. dollar which had the effect of increasing, U.S. dollar reported operating income.

Operating Income - Closures Systems:

Operating income for the Closures business increased by $14.0 million from $17.7 million in the first half of 2002 to $31.7 million in the first half of 2003. The increased operating income was due primarily to increased sales from new product launches, the strengthening of the Canadian dollar relative to the U.S. dollar, and operating improvements at certain European operations. These increases were partially offset by a 3% decline in North American light vehicle volumes, including lower vehicle volumes on certain of the Company's high content programs, customer price reductions, increased SG&A costs and affiliation fees associated with the increase in production sales and the strengthening of the euro to the U.S. dollar which had the effect of increasing operating losses at certain European operations.

Operating Loss - Corporate: The operating loss for corporate decreased by $3.9 million from an operating loss of $3.3 million in the first half of 2002 to operating income of $0.6 million in the first half of 2003 as a result of additional costs being charged to the Company's operating segments.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Three Month Periods Ended June 30, 2003 and 2002

Cash from Operating Activities

	Three month periods ended June 30,

	2003	2002

Net income	$19.7	$26.4
Items not involving current cash flows	36.1	32.2

	55.8	58.6
Change in non-cash working capital	(50.0)	86.3

	$5.8	$144.9

During the second quarter of 2003, cash from operations before changes in working capital decreased by $2.8 million to $55.8 million from $58.6 million for the second quarter of 2002. The decrease was primarily a result of a decrease in net income of $6.7 million partially offset by an increase in non-cash items of $3.9 million representing higher depreciation expense and other non-cash charges. The $50.0 million of cash invested in working capital during the second quarter of 2003 is the result of a $50.4 million increase in accounts receivable, and a $33.8 million increase in inventories offset by a $34.2 million increase in accounts payable and accrued liabilities. The increase in accounts receivable, inventories and accounts payable and accrued liabilities is primarily due to increased sales from new programs launched late in 2002 and in the first half of 2003 and increased tooling sales.

Investment Activities

	Three month periods ended June 30,

	2003	2002

Fixed assets additions	$(33.2)	$(28.3)
Investments and other asset additions	(2.0)	(0.4)
Proceeds from disposition of fixed assets	-	0.8

	$(35.2)	$(27.9)

Cash used for fixed assets, investment and other asset spending was $35.2 million and $28.7 million for the second quarters of 2003 and 2002, respectively reflecting the Company's investment in capital equipment to support new and replacement production programs. This use of funds in the second quarter of 2002 was partially offset by cash received from normal course fixed and other asset dispositions of $0.8 million.

Financing Activities

	Three month periods ended June 30,

	2003	2002

(Decrease) increase in bank indebtedness	$(30.7)	$15.9
Repayments of long-term debt and other long-term liabilities	(2.5)	(0.6)
Dividends on Class A Subordinate Voting and Class B Shares	(5.0)	(2.4)
Dividends on Convertible Series Preferred Shares	(2.8)	-
Issue of Class A Subordinate Voting Shares	6.5	-

	$(34.5)	$12.9

Cash used in financing activities was $34.5 million for the second quarter of 2003 compared to cash generated from financing activities of $12.9 million for the second quarter of 2002. Cash used in financing activities for the second quarter of 2003 included net repayments of debt (including bank indebtedness and repayments of long-term debt and other long-term liabilities) of $33.2 million. Cash used in financing activities for the second quarter of 2002 included net issuances of debt of $15.3 million. Dividends paid during the second quarter of 2003 and the second quarter of 2002 were $5.0 million and $2.4 million, respectively, in respect of Class A Subordinate Voting and Class B Shares representing a $0.05 per share increase in the dividend paid for each Class A Subordinate Voting and Class B Shares. In respect of the Convertible Series Preferred Shares, $2.8 million was paid out in the second quarter of 2003. No dividend payment was made in the second quarter of 2002 as a result of the timing of the payment. In addition, 470,415 Class A Subordinate Voting Shares were issued for total proceeds of $6.5 million to fund the Company's Employee Equity and Profit Participation Program.

Six Month Periods Ended June 30, 2003 and 2002

Cash from Operating Activities

	Six month periods ended June 30,

	2003	2002

Net income	$33.5	$39.4
Items not involving current cash flows	68.5	61.0

	102.0	100.4
Change in non-cash working capital	(3.4)	88.8

	$98.6	$189.2

During the first half of 2003, cash generated from operations before changes in working capital increased by $1.6 million to $102.0 million from $100.4 million for the first half of 2002. The increase was primarily a result of a an increase in non-cash items of $7.5 million representing higher depreciation expense and other non-cash charges partially offset by a decrease in net income of $5.9 million. The $3.4 million of cash invested in working capital during the first half of 2003 is the result of a $55.1 million increase in accounts receivable and a $62.9 million increase in inventories offset by a $114.6 million increase in accounts payable and accrued liabilities. The increase in accounts receivable, inventories and accounts payable and accrued liabilities, is primarily due to increased sales from new programs launched late in 2002 and in the first half of 2003 and increased tooling sales.

Investment Activities

	Six month periods ended June 30,

	2003	2002

Fixed assets	$(57.1)	$(52.8)
Investment and other asset additions	(5.1)	(0.7)
Proceeds from disposition of fixed assets	0.1	2.5

	$(62.1)	$(51.0)

Cash used for investment activities during the first half of 2003 increased to $62.1 million compared to $51.0 million during the second half of 2002. Cash used for fixed and other asset spending was $62.2 million and $53.5 million for the first half of 2003 and 2002, respectively. This use of funds was partially offset by cash received from normal course fixed and other asset disposition of $0.1 million and $2.5 million during the first half of 2003 and 2002 respectively.

Financing Activities

	Six month periods ended June 30,

	2003	2002

(Decrease) increase in bank indebtedness	$(26.9)	$7.5
(Repayments) issues of long-term debt and other long-term liabilities	(3.5)	0.4
Dividends on Class A Subordinate Voting and Class B Shares	(7.4)	(4.8)
Dividends on Convertible Series Preferred Shares	(5.6)	(2.8)
Issue of Class A Subordinate Voting Shares	6.5	-

	$(36.9)	$0.3

Cash used in financing activities was $36.9 million for the first half of 2003 compared to $0.3 million of cash generated from financing activities for the first half of 2002. Cash used in financing activities for the first half of 2003 included net repayments of debt (including bank indebtedness and repayments of long-term debt and other long-term liabilities) of $30.4 million. Cash generated from financing activities for the first half of 2002 included net issuances of debt of $7.9 million. Dividends paid during the first half of 2003 and 2002 were $7.4 million and $4.8 million, respectively in respect of the Class A Subordinate Voting and Class B Shares. Dividends paid during the first half of 2003 and 2002 were $5.6 million and $2.8 million, respectively in respect of the Convertible Series Preferred Shares. In addition, 470,415 Class A Subordinate Voting Shares were issued to fund the Company's Employee Equity and Profit Participation Program.

Unused and Available Financing Resources

Cash on hand increased to $251.4 million at June 30, 2003 from $241.3 million at December 31, 2002. At June 30, 2003, the Company had credit facilities of $497.5 million, of which $423.9 million are unused and available. $357.5 million of the unused and available facilities represents the unused and available portion of the Company's $385 million three year revolving credit facility which expires September 27, 2004.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsor a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the sponsor or its designee. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider sells the tooling to the sponsor or its designee for an amount equal to cumulative advances. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. A number of Magna affiliated company's are also sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub-limits. The Company's sub-limit is $100 million, subject to prior utilization of this facility by other Magna affiliated sponsors. As at June 30, 2003, $46.0 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's June 30, 2003 consolidated balance sheet.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. In 2003, the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start during the remainder of 2003 through to 2006.

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and future employee benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of all unfunded amounts may be required and these amounts could materially exceed the current unfunded position.

Capital and investment spending for existing businesses and projects is expected to range between $130 million and $150 million for 2003. The majority of capital spending in 2003 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of 2003 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes could adversely impact cash provided from operating activities in 2003. Cash provided from operating activities totalled $5.8 million and $144.9 million for the three month periods ended June 2003 and 2002 respectively.

Guarantees

In February of 2003, the CICA approved an Accounting Guideline, AcG-14, "Disclosure of Guarantees " (AcG-14"). The guidelines require financial statement disclosures to be made by a guarantor about its obligations under guarantees. The Guideline is applicable for interim and annual periods beginning on or after January 1, 2003.

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees is not individually or in aggregate significant.